

June 19, 2012

Michael R. Clampitt
Jessica Livingston,
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Idaho Mutual Trust Community Co-op, LLC
       Regulation A Offering Statement on Form 1-A
       Filed October, 31, 2011
       File No. 024-10311

Dear Mr. Clampitt and Ms. Livingston:

We are writing in response to your letter dated April 25, 2012. We have reviewed your letter, discussed the outstanding items with John Spitz and have attempted to make the changes and/or address the comments contained therein.

Below is a key outlining the page numbers in which you will find our responses/changes to your comments.

CHANGES MADE IN REFERENCE TO SEC LETTER DATED APRIL 25, 2012.

Form 1-A Amendment No. 3, filed April 17, 2012

1. Please see clarifications to Proform F/S on pages 42-45.

2. Below is additional revisions to the amendment to Form 1-A, per the guidance of our Securities Legal Counsel.

•   Please see page 37, numbered paragraph 2. Deleted reference to asset total for Mortgage Fund of the Public Employee Retirement System of Idaho.

•   Please see page 39, Remuneration of Directors and Officers.

Dated this 19th day of June, 2012

Idaho Mutual Trust Community Finance Co-op, LLC, a
Delaware limited liability company

By IMTCF, LLC, and Idaho limited liability company,
as the Manager of Idaho Mutual Trust Community
Finance Co-op, LLC

_____

Michael Hendrichs